SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   -----------
                                   SCHEDULE TO
                                 (Rule 14d-100)

           TENDER OFFER STATEMENT UNDER SECTION 14(d) (1) or 13(e) (1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 1)


                                  -----------
                           NORTEL NETWORKS CORPORATION
         (Name of Subject Company (Issuer) and Filing Person (Offeror))


        Options to Purchase Common Shares, Without Nominal or Par Value,
        Granted to Eligible Employees Under Nortel Networks' 1986 and/or
                            2000 Stock Option Plans
                          On or After November 12, 1999

                         (Title of Class of Securities)


                                  -----------
                                    656568102
                (CUSIP Number of Underlying Class of Securities)



                                Deborah J. Noble
                               Corporate Secretary
                           Nortel Networks Corporation
                           8200 Dixie Road, Suite 100
                        Brampton, Ontario, Canada L6T 5P6
                                  905-863-0000

       (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)


                                  -----------
                                    Copy to:
                                Victor I. Lewkow
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000

                                  -----------


[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]  third party tender offer subject to Rule 14d-l.

[X]  issuer tender offer subject to Rule 13e-4.

[_]  going-private transaction subject to Rule 13e-3.

[_]  amendment to schedule 13D under Rule 13d-2

[_] Check the following box if the filing is a final amendment reporting the results of the tender offer.

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Tender Offer Statement") filed by Nortel Networks Corporation, a Canadian corporation ("Nortel Networks"), relating to the offer by Nortel Networks to exchange outstanding employee options to purchase its common shares granted on or after November 12, 1999 under the Nortel Networks Corporation 1986 Stock Option Plan as Amended and Restated and/or the Nortel Networks Corporation 2000 Stock Option Plan for new options to purchase its common shares, upon the terms and subject to the conditions set forth in the Offer to Exchange, dated June 20, 2001, and in the related Acceptance Letter, copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement.

Item 10.  Financial Statements.

Item 10 of the Tender Offer Statement is amended to add the following sentence:

The information set forth in Exhibit (a)(24) identified in Item 12 and attached hereto is also incorporated herein by reference.

Item 12.  Exhibits.

Item 12 of the Tender Offer Statement is hereby amended to add a reference to Exhibits (a)(24), (a)(25), (a)(26) and (a)(27), which are attached hereto, as follows:

          (a)(24) Supplemental Information Concerning Offer to Exchange

          (a)(25) Form of Cover Letter to Employees Accompanying Supplemental Information Concerning Offer to Exchange

          (a)(26) Form of Cover Letter to Employees in Australia Accompanying Supplemental Information Concerning Offer to Exchange

          (a)(27) Form of Cover Letter to Employees in United Kingdom Accompanying Supplemental Information Concerning Offer to Exchange

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

                                          Nortel Networks Corporation

                                          /s/  Frank A. Dunn
                                          ----------------------------------
                                                         Frank A. Dunn
                                          Chief Financial Officer (Principal
                                          Executive Officer)
Date:    July 6, 2001

                                INDEX TO EXHIBITS

Exhibit
Number        Description
              --------------

(a) (24)       Supplemental Information Concerning Offer to Exchange.

(a) (25) Form of Cover Letter to Employees Accompanying Supplemental Information Concerning Offer to Exchange

(a) (26) Form of Cover Letter to Employees in Australia Accompanying Supplemental Information Concerning Offer to Exchange

(a) (27) Form of Cover Letter to Employees in United Kingdom Accompanying Supplemental Information Concerning Offer to Exchange